FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  April, 2004

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 – 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   “Carl R. Jonsson”

Name:   Carl R. Jonsson

Title:   Director

Dated:    June 8, 2004

Exhibit Index

Exhibit

Description

1

2004 Annual Meeting Material – dated April 26, 2004 – with attached audited Financial Statements prepared as of the Company’s year-end –

December 31, 2003

NOTICE OF ANNUAL GENERAL

MEETING OF THE SHAREHOLDERS

ACREX VENTURES LTD.

TAKE NOTICE that the Annual Meeting of the Shareholders of ACREX VENTURES LTD. (hereinafter called the "Company") will be held in the Board Room, 1710 -1177 West Hastings Street, in the City of Vancouver, in the Province of British Columbia, Canada, on Monday, May 31, 2004 at the hour of 10:00 a.m. (local time) for the purpose of:

1.

Receiving and considering the Report to the Shareholders from the Board of Directors.

2.

Receiving and considering audited financial statements of the Company and the Auditor's Report thereon.

3.

Electing Directors for the ensuing year.

4.

Appointing Auditors for the ensuing year.

5.

Considering a re-approval of the Company’s Stock Option Plan.

6.

Considering approval of Directors' actions and activities during the period since the last shareholders' meeting.

7.

Transacting such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the accompanying form of Proxy and to return it by mail or fax to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not later than 10:00 a.m. (Toronto local time) on Thursday, May 27, 2004.

DATED at Vancouver, British Columbia, April 26, 2004.

BY ORDER OF THE BOARD

INFORMATION CIRCULAR

WITH RESPECT TO SOLICITATION OF PROXIES BY MANAGEMENT OF ACREX VENTURES LTD. FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT 1710 -1177 WEST HASTINGS STREET, VANCOUVER, B.C., CANADA ON THE 31st DAY OF MAY, 2004.

PROXIES:

(a)

A SHAREHOLDER GIVING A PROXY CAN DELETE THE NAMES OF THE NOMINEES NAMED IN THE ACCOMPANYING FORM AND INSERT, IN THE SPACE PROVIDED, THE NAME OF SOME OTHER NOMINEE.  A PROXY NOMINEE NEED NOT BE A MEMBER OF THE COMPANY.

(b)

A shareholder forwarding the attached proxy may indicate the manner in which the nominee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  IN SUCH INSTANCE THE NOMINEE, IF ONE PROPOSED BY MANAGEMENT, WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH ITEM LEFT BLANK.  A discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy.

(c)

The shares represented by the proxies submitted by the shareholders will be voted in accordance with the directions, if any, given in the proxies.

(d)

A shareholder giving a proxy shall have the right to attend, or appoint someone else to attend, as his proxy, at the meeting and the proxy earlier submitted can be revoked in the manner described in the next item below entitled "Revocability of Proxy".

(e)

A form of Proxy will not be valid unless it is completed and delivered to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not later than 10:00 a.m. (Toronto local time) on Thursday, May 27, 2004.

REVOCABILITY OF PROXY:

A shareholder giving a proxy has the power to revoke it.  Revocation can be effected by an instrument in writing signed by the shareholder giving the proxy or the shareholder's duly authorized attorney, either deposited at the Registered Office of the Company at 1710 - 1177 West Hastings Street, Vancouver, B.C., on or before the day of the Meeting, or any adjournment thereof, or by depositing the same with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement, or by personal appearance by the shareholder giving the proxy at the Meeting prior to the hour of commencement of the Meeting.

PERSONS MAKING THIS SOLICITATION:

This solicitation is made on behalf of Management of the Company and the cost of it will be borne by the Company.  No Director has given Management notice that he intends to oppose any action intended to be taken by Management at the Meeting.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON:

No Director or Officer, past, present or nominated, or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be indirectly involved in the normal business of the Meeting or  general affairs of the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF:

(a)

There are 13,167,616 shares of the Company outstanding, all of one class known as common.  All are entitled to vote at the Meeting and each share has one non-cumulative vote.

(b)

Shareholders entitled to vote at the Meeting will be those of record as of 10:00 a.m. (Vancouver local time) on Thursday, May 27, 2004.  The record date established to determine who is entitled to receive a copy of the Notice of Meeting is April 29, 2004.

(c)

To the best of the knowledge of the Company there are no shareholders holding individually, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Company, except T.J. Malcolm Powell, who holds, directly or indirectly, 1,283,415 shares.

ELECTION OF DIRECTORS:

The following persons are proposed to be nominated for election as Directors at the Annual Meeting.  Their terms of office as Directors will expire as of the date of the Meeting, but other offices held by them with the Company will be continued unless they are not re-elected Directors.  All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

Name and present office held	Five Year History of Principal Occupations	No. of Shares directly or indirectly beneficially held
THEODORE JAMES MALCOLM POWELL (1) Richmond, B.C. Director, President and Chief Executive Officer	Businessman; engaged as public relations and business consultant through his wholly owned company, Arbutus Enterprises Ltd.	1,283,415
FRANK A. LANG Vancouver, B.C. Director and Chairman of the Board	Director, President, CEO and/or Chairman of the Boards of Directors of the various companies which have comprised the Lang Group of Companies	253,333
CARL R. JONSSON Vancouver, B.C. Director & Secretary	Principal in Vancouver law firm Tupper Jonsson & Yeadon - the Solicitors for the Company; Director of various public companies	247,125
GREGORY G. CROWE (1) Bowen Island, B.C. Director	Geological Consultant to numerous companies involved in mineral exploration. Until December, 1997, director, officer and employee of Yuma Copper Corporation	23,196
ARTHUR G. TROUP (1) West Vancouver, B.C. Director	Since January, 1997 Vice-President, Exploration of the principal companies comprising the Lang Group of Companies. Prior to that self-employed as geological consultant	35,100

(1)

Members of the Audit Committee

STATEMENT OF EXECUTIVE COMPENSATION

Interpretation

Form 41 of the Securities Act (British Columbia) defines "Executive Officer" to mean the Chairman and any Vice-Chairman of the Board of Directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary.

Summary Compensation Table

The Company has had in the period since the commencement of its last full fiscal year - i.e. since January 1, 2003 - two executive officers, Messrs. Theodore James Malcolm Powell and Carl R. Jonsson.  Compensation for each of the executive officers of the Company for the fiscal year ended December 31, 2003 is set out below:

	Annual Compensation			Long Term Compensation
				Awards		Payouts
Name and principal positions during period ending December 31, 2003	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SARs Granted ($)	Restricted Shares or Restricted Share Units ($)	Long term Incentive plan Payouts ($)	All Other Compen- sation ($)
Theodore James Malcolm Powell Director and President	Nil	Nil	86,0000(2)	(3)	Nil	Nil	Nil
Carl R. Jonsson Director and Secretary	Nil	Nil	Nil(1)	(3)	Nil	Nil	Nil

(1)

The Company incurred charges for legal fees and disbursements during fiscal year 2003 with the law firm of which Carl Jonsson is a principal, of $62,252.  Some portion of that amount would have accrued to the personal benefit of Mr. Jonsson.

(2)

During the fiscal year the Company paid management fees of $86,000 to a company which is wholly owned by the Company’s President.  A further $13,436 was paid to that company for equipment rental.

(3)

Effective November 5, 2003 options on 340,000 shares were granted to the President and options on 25,000 shares were granted to the Secretary.  They are exercisable at $0.28 per share.

(a)

The Company did not, in the last completed fiscal year, pay any direct remuneration to its directors or senior officers.

(b)

The Company does not provide any pension, retirement plan or other direct or indirect remuneration for its Directors or officers that constitutes an expense to the Company.

(c)

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer, or proposed nominee for election as a director or associate of any such person.

APPOINTMENT OF AUDITORS:

The Company will move to reappoint Amisano Hanson Chartered Accountants, of Vancouver, British Columbia, as the Auditors of the Company.

Effective November 14, 2003 the Company’s former auditors Bedford Curry & Co., Chartered Accountants of Vancouver, British Columbia resigned as the auditors of the Company at the request of Company Management.  This was as a result of the fact that Bedford Curry & Co. are not considered “independent” of management by the U.S. Securities and Exchange Commission – as a result of the fact that Bedford Curry & Co. performed accounting, bookkeeping, financial advising and other non-auditing services for the Company, in additional to auditing its annual financial statements.  As a result of the accounting and corporate scandals in the U.S., such as the one involving Aurther Andersen & Co., the U.S. SEC stepped up enforcement of its rules that require corporate auditors to be totally independent of the companies they audit.  The SEC considers that if accounting firms perform non-auditing services for their clients, they are not independent and therefore cannot act as the auditors of the clients.  Because the Company has filed a Form 20F Registration Statement with the SEC, the Company must comply with the SEC requirements.

Pursuant to Canadian Securities National Policy 31 the following letters and notice are reproduced.

November 18, 2003

B.C. Securities Commission

Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, B.C. V7Y 1L2

Dear Sirs:

Re:

Acrex Ventures Ltd. (“Company”)

We have resigned as the auditors of the Company.  We have received a copy of the Company’s Notice of change of Auditors dated November 18, 2003 – a copy of which is attached.  At the request of the Company, and in compliance with the provisions of National Policy 31, we confirm, as the former auditors of the Company, that we agree with the information contained in the Notice, based on our knowledge of the information.

Sincerely,

BEDFORD CURRY & CO.

Per:

Michael Bedford,

Partner

November 18, 2003

B.C. Securities Commission

Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, B.C. V7Y 1L2

Dear Sirs:

Re:

Acrex Ventures Ltd. (“Company”)

We have received a copy of the Notice of Change of Auditors issued by the Company dated November 18, 2003 – a copy of which is attached.  In conformity with the requirements of National Policy 31, we wish to confirm to you that we agree with the information contained in the Notice based on our knowledge of the information at this date.

Yours truly,

AMISANO HANSON

Per:

Terry Amisano

Partner

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING:

In addition to the appointment of Directors and Auditors and approval of Financial Statements, the Meeting will be asked to consider the following items:

(a)

Approval of the Annual Report to the Shareholders from the Board of Directors as supplemented at the Meeting by verbal comments by management officials present at the Meeting.

(b)

Approval and ratification of all of the Directors' actions during the period since the last Annual Meeting of the Shareholders.

(c)

Reapproval of the Stock Option Plan, adopted by the Board of Directors of the Company effective April 10, 2003 and approved by the shareholders at the General Meeting held June 17, 2003.  The Plan has been structured to comply with the rules of the TSX Venture Exchange (“Exchange”).  The principal features and terms of the Plan are:

(1)

The aggregate number of shares which may be subject to option at any one time may not exceed 10% of the issued shares of the Company as of that date – including options granted prior to the adoption of the Plan;

(2)

When options are exercised their exercise prices may not be less than the minimum then specified by the rules of the Exchange;

(3)

Options may not be granted to any one Optionee which would exceed 5% of the issued shares of the Company in any 12-month period;

(4)

No more than 2% of the issued shares of the Company may be optioned at any one time to consultants or investor relations agents to the Company;

(5)

Options may not be granted for a term exceeding 5 years – which will be, if the Optionee dies, to a term of one year following the date of death – and if the Optionee ceases to be qualified to receive options from the Company within 30 days after the date of such cessation;

(6)

Options granted under the Plan may not be assigned by the Optionees;

(7)

The Plan is a “rolling” plan.  This means that if options that are outstanding under the Plan are exercised additional options can be granted – so long as the total, with the new options, does not cover in excess of 10% of the issued shares of the Company outstanding on that date.

Copies of the Plan will be available at the General Meeting of the Shareholders.  Copies of the Plan can be secured, in advance of the Meeting, by registered or beneficial shareholders of the Company upon request made to the Company at:

Acrex Ventures Ltd.

1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

Tel:  (604) 687-4622

Fax:  (604) 687-4212

As the Company, as of the date of this Information Circular, has 13,167,616 issued shares, options cannot be granted on this date as to more than 1,316,761 shares of the Company.   Effective June 30, 2002 the Company granted options to its directors, officers and service providers as to a total of 740,000 shares of the Company exercisable at $0.30 per share.  As of November 5, 2003 the Company granted options on an additional 565,000 shares to its directors and officers exercisable until November 4, 2008 at $0.28 per share.  Accordingly, there are now a total of 1,305,000 shares optioned pursuant to the Plan.

Shares issued upon the exercise of stock options must be legended with the applicable hold period.  As the Company has filed a current Annual Information Form filed with the B.C. Securities Commission the hold period presently applicable to securities issued by the Company is 4 months – measured from the date the options were granted.

Save for the matters referred to herein, Management knows of no other matters intended to be brought before the Meeting.  However, if any matters which are not now known to Management shall properly come before the Meeting, the Proxy given pursuant to this solicitation to Management in the event discretionary authority is provided in the Proxy will be voted on such matters in accordance with the best judgement of the person voting the Proxy.

Compliance with Corporate Governance Rules and Recommendations

The Board of Directors of the Company explicitly assumes responsibility for the stewardship of the Company.  It satisfies the only corporate governance rule binding on the Company – namely the appointment and maintenance of an Audit Committee.  The Canadian securities commissions have published recommendations and guidelines with respect to corporate governance.  However, because these are not rules which are binding on the Company and because the Company has only a small Board of Directors no other specific corporate governance rules have been explicitly adopted.

DATED:  April 26, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

ACREX VENTURES LTD. 2004 REPORT TO SHAREHOLDERS AND FINANCIAL STATEMENTS

ACREX VENTURES LTD.

REPORT TO SHAREHOLDERS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

APRIL 20, 2004

A.

INTRODUCTION

The following discussion and analysis should be read in conjunction with our audited annual financial statements prepared for the period ended December 31, 2003.  Because the Company has one business objective, and has no regular income, there can be no meaningful discussion and analysis of its financial performance during fiscal year 2003 of the sort that would be possible with a company with a developed business or regular income.

B.

RISKS AND UNCERTAINTIES

The Company’s success is dependent upon a number of factors, virtually all of which are beyond the control of Management.  In addition to uncertainty as to whether or not the Company’s optioned Michaud Property will continue to produce encouraging exploration results, our risks include, in particular, the risks involved in raising the additional funds that would be needed to carry on the Company’s exploration objectives, as well as political risks, commodity prices, changing laws and public policies, and all of the operating and environmental hazards encountered in mineral exploration.  Risk factors affecting the Company are more fully described in the Company’s Annual Information Form.

C.

DESCRIPTION OF BUSINESS

The Company is a junior resource exploration company which is currently conducting exploration work, including diamond drilling, on its optioned Michaud Property located near Timmins, Ontario.  A description of the agreement which the Company holds on the property is contained in the Company’s Annual Information Form.  The Company has received a current independent geological report on the Property by Henry Meixner, P.Geol., dated April 18, 2004.  The Report has been filed by the Company on SEDAR.  The Report complies with the requirements of National Policy 43-101 and Mr. Meixner is a Qualified Person under that Policy.  Clause G is an extract from the Report.  The Report confirms that the results are significantly encouraging and that the Company should complete the expenditure of at least $1,000,000 in exploration work on the Property prior to May 15, 2004 – to thereby earn a 50% joint venture working interest in a portion of the Property.  The Report recommends that the Company proceed with additional exploration work on the Property.  As the recommendations involve expenditures exceeding the Company’s working capital, the Company will be obliged to seek additional equity financing.  Some of the required additional funding may come by way of the exercise of outstanding share purchase warrants and share purchase options – if the level at which the Company’s shares trade on the TSX Venture Exchange exceeds the exercise price of the options and warrants

D.

CORPORATE FINANCING

Reference is made to the Company’s financial statements for the period ending December 31, 2003 for information on the Company’s financing efforts during calendar 2003.

E.

GENERAL AND ADMINISTRATIVE EXPENSES

During 2003 the Company had expenses which were substantially in excess of its expenses in 2002 – which were, in turn, substantially in excess of the expenses incurred in 2001.  These increases reflect directly the fact that the Company, in 2002 and then 2003, had significantly increased financing and exploration activities.  As the Company does not have revenue the annual expenses, of course, create an annual net loss.

As the Company’s activities are limited it does not have any full-time employees.  Because the Company’s increased activities required an increased amount of time being dedicated by the Company’s President, the management fees payable to him were increased.  A significant portion of the increased management fees paid is offset by a significant decrease in the investor relations fees and expenses paid, from the 2002 figure.

The 2003 expenses also included a stock-based deemed compensation figure of $112,000, whereas there was no equivalent figure in 2002.  This is as a result of the Company being required, by applicable accounting rules, to recognize as an expense a portion of the potential benefits that will be received by the holders of outstanding incentive stock options if they exercise them – using the Black-Scholes option pricing model to estimate the fair value of the options at the date they were granted.

As at December 31, 2003 the Company had working capital of $1,103,364.  That figure is being depleted monthly by the Company’s general and administrative costs and the costs of its ongoing exploration programme on the optioned Michaud Property.  As of March 31, 2004 the working capital was approximately $700,000.

F.

COMPARISON OF BUDGETED VERSUS ACTUAL EXPENDITURES

The company, in its February 20, 2002 prospectus, forecast general and administrative expenses for the following 12 months at $8,000 per month plus the costs of the prospectus offering of $35,000 – a total of $131,000 – an average of approximately $10,900 per month.  However, for the fiscal year ended December 31, 2002 the Company’s general and administrative costs totalled $240,433 – an average of approximately $20,000 per month.  Management found that, notwithstanding its attempts to control costs, they were substantially higher than expected.  One particular item was $58,898 for Investor Relations – an activity that was not anticipated at the date of the Prospectus but which Management subsequently concluded was necessary.  Difficulties in getting the Prospectus finalized also resulted in higher than anticipated legal and accounting costs.

During fiscal year 2003 the Company’s general and administrative expenses were $363,307 – or approximately $30,275 per month.

In the Company’s Offering Memorandum dated October 6, 2003 the Company estimated that its general and administrative costs for the period ending March 31, 2004 would average $35,000 per month.

G.

MICHAUD EXPLORATION AND RESULTS

Acrex’s 2003-2004 Drilling Program of 11 diamond drill holes, totaling 3,806.6m, tested the Iron Formation-meta-sediment stratigraphic interval of the “55” Zone and the Western Zone. This interval is highly prospective for gold mineralization within Timiskaming clastic strata, over a strike length of about 2.5 kilometres thoughout the central part of the Acrex claim block in Michaud Township. Prior exploration, specifically since 1987, has outlined a number of gold mineralized zones within this meta-greywacke sequence including the easternmost South Zone, the Southwest Zone, 04 Zone, 04 Extension Zone, the 55 Zone and the newly discovered Western Zone.

This favourable prospective stratigraphic interval for potential gold mineralization within the iron formation/meta greywacke sequence extends over 9 kilometres throughout the Acrex claim block and beyond its eastern and western boundaries. The 2003-2004 drilling, especially on the Western Zone, suggests that gold mineralization potentially extends westerly from the Western Zone to the western boundary of the Acrex claims.

Historically, the Southwest Zone is the most extensively explored, with an inferred resource of 3,200,000 tones averaging 5.98 g/t Au (624,578 ounces) having been outlined by drilling carried out by Barrick in 1995 - 1997.

The 2003-2004 Drilling Program, augmented by structural studies and geophysical surveys, drill tested portions of the “55” Zone over about 400 metre strike length and delineated a new discovery, the Western Zone, over a strike length of about 400 metres.   Four holes were drilled into the previously established “55” Zone - holes MA-03-10 and MA-03-11. Nine holes were drilled on geophysical targets to establish the Western Zone, holes MA-03-12 to MA-04-20. The lateral extent of gold-mineralized Timiskaming sediments in both the “55” Zone and the Western Zone equals that of the extensively drilled Southwest Zone.

The “55” Zone has now been delineated by five historic holes and four recent infill holes drilled by Acrex in 2002 - 2003. Hole MA-03-10 cored fractured and carbonatized greywackes at 311.8 metres returning 4.28 metres of 4.37 g/t Au, including 21.73 g/t Au over 0.7 metres. A shallower quartz-carbonate vein of 0.43 metres at 229.8 metres gave 8.40 g/t Au. These mineralized intervals can be traced continuously through five 1996-7 Barrick holes and also through the two Acrex holes drilled in the 2002 program. The strike lengths of the zones extend over more than 350 metres and they are open to the east and to the west. Acrex’s hole MA-02-06 averaged 7.5 g/t Au over 6.5m within a wider interval of 4.81 g/t Au over 12m thus indicating a westward extension of the mineralization. This mineralization was encountered in hole MA-03-11 at 281.6 metres over 4.4 metres that averaged 2.31 g/t Au and lies 60 metres west of hole MA-02-06.  The gold bearing horizons are open along strike and to depth and are defined by a linear IP chargeability high that will require further drill testing.

The Western Zone has now been delineated by nine drill holes MA-03-12 to MA-04-20 over a strike length of about 400 metres. Two mineralized horizons, present in holes MA-04-17, MA-04-15 and MA-04-14, appear to coalesce easterly into one gold-bearing interval at MA-04-13 and MA-04-16. Gold mineralization is present in altered greywackes over widths ranging from 0.9 metres to 2.4 metres with grades ranging from 3.8 g/t Au to 10.59 g/t Au. Several oblique flat-dipping holes are being drilled across the mineralization to elucidate the geometry of the folded mineralized sediments.

The results of the drilling indicate that the geometry of mineralized zones and distribution and orientation of vein patterns are difficult to discern from surface drill holes and therefore an underground program of exploration should be considered to evaluate the resource potential of mineralized zones such as the Southwest Zones.   In particular, this underground evaluation should be considered in the area of the Southwest Zone.

The drilling results also show that gold mineralization is widespread and frequently occurs in altered greywackes adjacent to the Destor Porcupine Fault Zone.  Thus, the 2.8 kilometre interval west of the Western Zone up to the western boundary of the Acrex claims boundary, designated as the “410 Area”, is considered highly prospective of gold mineralization in Timiskaming strata.

The area of ultramafics that lies immediately north of the South Destor Pocupine Fault Zone along this same 2.8 km interval, may also be prospective for gold mineralization particularly in proximity to the syenite intrusives.

Drill testing over a strike of 2.8 km is warranted in the “410 Area” in Timiskaming strata and in the areas of the syenite intrusives within the ultramafics.

Further drill testing of the favourable iron formation - Timiskaming sedimentary assemblage at the “55” Zone is warranted to enlarge the along strike and depth dimensions of the mineralized system established by the 2002-2004 drilling.

Further drill testing is warranted over the Western Zone area to elucidate the geometry of the folded gold-bearing horizons.

RECOMMENDATIONS

Drill testing of the 2.8 kilometre strike of the “410 Area” on the westernmost portion of the Michaud Gold Property is recommended to explore for gold-bearing horizons in this belt of prospective Timiskaming strata.

Drill testing of the ultramafic rocks, just north of the Timiskaming sediments, and in proximity to the syenite bodies is recommended to test for gold mineralization.

The “410 Area” should be surveyed by magnetometer and induced polarization methods to select favourable target areas prior to drilling.

Further drilling should be carried out in the “55” Zone to elucidate the geometry of the gold-bearing structures in this area and to expand the mineralized intervals to the west, the east and to depth.

Several holes should be drilled along the Western Zone to discern the geometry of the gold-bearing structures and vein patterns.

A program to include 14,000 metres of drilling is recommended, estimated to cost $2,001,000.00 dollars.

COST ESTIMATE

Technical – Geological Support                                                 $     80,000.00

Drilling NQ, 14,000 m @ $100 per metre                                   1,400,000.00

Geophysical surveys, IP, magnetometer (40 km)                             100,000.00

Analytical Costs                                                                               60,000.00

Computer Modeling                                                                         40,000.00

Data Compilation and Reporting                                                       60,000.00

Contingencies @ 15%                                                                    261,000.00

Total                                                                                       $ 2,001,000.00

H.

GENERAL

When Acrex originally optioned the Michaud property it was provided with information on previous work that had been done, including work by Barrick Gold Corporation.  This information included a report by Barrick staff that calculated a resource for the Southwest Zone, estimated to contain an inferred resource of approximately 2,400,000 tons with an average grade of 6.07 grams per ton of gold – containing 468,400 ounces of gold.  The Company became aware that, when Barrick closed the office which had had jurisdiction over the Michaud property, additional boxes of old files were sent to the optionor of the property Moneta Porcupine Mines Inc.  An examination of those old files in March 2004 revealed the existence of another report completed by Barrick staff that included a recalculation of the previous (1996) resource estimate using information from an additional 44 holes (22,270m) drilled into the Southwest Zone in 1997.  The updated calculation indicates the Southwest Zone contains an inferred resource of 3,200,000 tons averaging 5.98 grams per ton of gold – a total of 624,578 ounces of gold.

A report on the Michaud property and the Company’s exploration activities dated April 8, 2004 has been prepared by the Company’s geological consultant Henry M. Meixner, P.Geo. – who is a “qualified person” pursuant to National Instrument 43-101.  The recommendations described in Clause G above are extracted from Mr. Meixner’s report.  The Company intends to initiate and carry out the recommended work program, subject to the availability of financing.  It is expected that the work will be conducted in stages – the first being initiated in early winter 2004 when the freeze-up provides more favourable access to the property.  As the property has vast areas of muskeg and swamp, access during the summer and fall is difficult and hence more expensive.

FINANCIAL STATEMENTS

ACREX VENTURES LTD.

(An Exploration Stage Company)

VANCOUVER, BRITISH COLUMBIA, CANADA

DECEMBER 31, 2003, 2002 AND 2001

1.

AUDITORS' REPORT

2.

STATEMENTS OF EARNINGS AND DEFICIT

3.

BALANCE SHEETS

4.

STATEMENTS OF STOCKHOLDERS' EQUITY

5.

STATEMENTS OF CASH FLOWS

6.

NOTES TO FINANCIAL STATEMENTS

AUDITORS' REPORT

To the Shareholders of ACREX Ventures Ltd.

We have audited the accompanying balance sheets of ACREX Ventures Ltd. (An Exploration Stage Company) as at December 31, 2003 and 2002 and the statements of stockholders' equity, earnings and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada	“Amisano Hanson”
March 1, 2004	Chartered Accountants

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern.  The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company is in the process of exploring its principal mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated March 1, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“Amisano Hanson”
March 1, 2004	Chartered Accountants

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF EARNINGS AND DEFICIT

Years ended December 31, 2003, 2002 and 2001	Expressed in Canadian dollars

	2003	2002	2001
EXPENSES
Accounting	$ 36,798	$ 9,668	$ 12,383
Business investigation costs	5,699	-	17,208
Consulting	44,290	13,905	-
Filing fees	14,718	4,095	6,570
Insurance	2,188	1,750	-
Investor relations	25,933	58,898	-
Legal – Note 8	64,311	55,865	49,250
Management fees – Note 8	86,000	42,000	-
Office and general	31,998	30,829	1,112
Promotion and travel	29,780	7,982	1,550
Rent	14,400	7,200	-
Stock-based compensation – Note 6	112,000	-	-
Transfer agent fees	7,192	8,241	4,175
	(475,307)	(240,433)	(92,248)
Loss before other item and recovery of income taxes	(475,307)	(240,433)	(92,248)
OTHER ITEM
Interest income	22,028	3,578	-
Loss before recovery of income taxes	(453,279)	(236,855)	(92,248)
Recovery of income taxes	-	-	451
NET LOSS	(453,279)	(236,855)	(91,797)
Deficit, beginning of year	(2,919,064)	(2,682,209)	(2,590,412)
DEFICIT, end of year	$ (3,372,343)	$ (2,919,064)	$ (2,682,209)
NET LOSS PER SHARE - BASIC / DILUTED	$ (0.05)	$ (0.04)	$ (0.03)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	9,866,402	6,118,716	3,165,414

ACREX Ventures Ltd.

(An Exploration Stage Company)

BALANCE SHEETS

December 31, 2003 and 2002	Expressed in Canadian dollars

	2003	2002
ASSETS
Current
Cash and short-term investments	$ 1,035,013	$ 554,856
Marketable securities – Note 3	23,250	-
Other receivables	52,476	30,014
Total current assets	1,110,739	584,870

Mineral properties –Notes 3 and 8	606,984	387,643
Total assets	$ 1,717,723	$ 972,513
LIABILITIES
Current
Accounts payable and accrued expenses – Note 8	$ 98,983	$ 15,454
Total liabilities	98,983	15,454
STOCKHOLDERS' EQUITY
Share capital – Note 4	4,879,083	3,876,123
Contributed surplus – Note 5	112,000	-
Deficit	(3,372,343)	(2,919,064)
Total stockholders' equity	1,618,740	957,059
Total liabilities and stockholders' equity	$ 1,717,723	$ 972,513

Nature and Continuance of Operations – Note 1

Commitments – Notes 3, 4, 6 and 7

APPROVED ON BEHALF OF THE BOARD:

“T.J. MALCOLM POWELL”	“CARL R. JONSSON”
Director	Director

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2003, 2002 and 2001		Expressed in Canadian dollars

					Deficit
					Accumulated
					During the
	Common Stock		Contributed	Share	Exploration
	Shares	Amount	Surplus	Subscriptions	Stage	Total
Balance, December 31, 2000	3,056,516	$ 2,515,609	$ -	$ 75,000	$ (2,590,412)	$ 197

2001
Common stock issued for:
Cash	285,700	74,996	-	(75,000)	-	(4)
Mineral property	83,400	25,000	-	-	-	25,000
Net loss	-	-	-	-	(91,797)	(91,797)
Balance, December 31, 2001	3,425,616	2,615,605	-	-	(2,682,209)	(66,604)

2002
Common stock issued for cash	4,613,000	1,260,518	-	-	-	1,260,518
Net loss	-	-	-	-	(236,855)	(236,855)
Balance, December 31, 2002	8,038,616	3,876,123	-	-	(2,919,064)	957,059

2003
Common stock issued for:
Cash (net of issue costs)	5,029,000	977,960	-	-	-	977,960
Finders fee	100,000	25,000	-	-	-	25,000
Stock based compensation	-	-	112,000	-	-	112,000
Net loss	-	-	-	-	(453,279)	(453,279)
Balance, December 31, 2003	13,167,616	$ 4,879,083	$ 112,000	$ -	$ (3,372,343)	$ 1,618,740

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2002 and 2001	Expressed in Canadian dollars

	2003	2002	2001
OPERATIONS
Net loss	$ (453,279)	$ (236,855)	$ (91,797)
Add item not involving cash:
Stock-based compensation	112,000	-	-

	(341,279)	(236,855)	(91,797)
Changes in non-cash working capital balances:
Decrease (increase) in other receivables	(22,462)	(29,530)	875
Decrease in income taxes recoverable	-	-	9,595
Increase (decrease) in accounts payable and accrued expenses	83,529	(100,688)	93,737
Cash provided by (used in) operations	(280,212)	(367,073)	12,410

FINANCING
Shares issued	977,960	1,282,893	-
Deferred share issue costs	-	-	(22,375)
Cash provided by (used in) financing	977,960	1,282,893	(22,375)

INVESTING
Proceeds from sale of partial interest in mineral property	15,000	-	-
Increase in mineral properties	(232,591)	(362,643)	-
Cash used in investing	(217,591)	(362,643)	-
Increase (decrease) in cash	480,157	553,177	(9,965)

Cash and short-term investments, beginning of year	554,856	1,679	11,644
CASH AND SHORT-TERM INVESTMENTS, end of year	$ 1,035,013	$ 554,856	$ 1,679

              SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the year for interest	$ -	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -	$ -

              Non-cash Transactions – Note 10

ACREX Ventures Ltd.

(An Exploration Stage Company

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

1.    NATURE AND CONTINUANCE OF OPERATIONS

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange (TSX”).

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties.

At December 31, 2003, the Company is in the process of exploring its principal mineral property (held under an option) and has not yet determined whether the property contains ore reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

The Company incurred a loss of $453,279 for the year ended December 31, 2003, and had an accumulated deficit of $3,372,242 at December 31, 2003 which has been funded primarily by the issuance of equity.  The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

2.    SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 12, conform in all material respects with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Marketable securities – Marketable securities are carried at the lower of cost or market value.

ACREX Ventures Ltd.

(An Exploration Stage Company

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties - The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment”  (“CICA 3061”), and abstract EIC-126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) of the Emerging Issues Committee.  CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment.  EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid.  Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered.  EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.  However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required.  When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets  (CICA 1581 and CICA 3062) include reference to “Use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets.  CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment.  Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its mineral properties as having the characteristics of property, plant and equipment. The Company has not yet adopted the provisions of CICA Handbook Section 3063, “Impairment of Long-lived Assets”, which will become effective for its 2004 fiscal year. Management does not expect the adoption of the new standard to have an impact on its financial statements.

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 and the Securities and Exchange Commission Act Guide 7.  The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced.  All losses accumulated since inception have been considered as part of the Company’s exploration stage activities.

ACREX Ventures Ltd.

(An Exploration Stage Company

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Environmental costs – Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which to not contribute to current or future revenue generation, are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then know facts.

Stock-based compensation - The Company has a stock option plan for directors, employees, and consultants as described in Note 6.  The Company has early-adopted the accounting recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”.  Under these recommendations the Company provides certain pro-forma disclosure as required by the fair value method of accounting for stock options for its fiscal year ended December 31, 2002, and recognizes an expense for options granted on or after January 1, 2003. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.  The pro-forma information in respect of options granted in 2002 is provided in Note 6.  Any consideration received on the exercise of stock options is credited to share capital.

Loss per share - The Company uses the “treasury stock method” in computing loss per share.  Under this method, basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year.

For the years ended December 31, 2003, 2002 and 2001 the existence of warrants and options affects the calculation of loss per share on a fully diluted basis.  As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

Financial instruments - The Company’s financial instruments consist of cash and short-term investments, marketable securities, other receivables and accounts payable and accrued expenses. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

ACREX Ventures Ltd.

(An Exploration Stage Company

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

3.    MINERAL PROPERTIES

		Raglan
	Michaud	Ungava	Total
Acquisition costs
Balance, beginning of year	$ 25,000	$ -	$ 25,000
Acquisition fees	-	43,202	43,202
Sale of partial interest (see note below)	-	(38,250)	(38,250)
Balance, end of year	25,000	4,952	29,952
Exploration costs
Balance, beginning of year	362,643	-	362,643
Assays	5,554	-	5,554
Consulting	53,888	-	53,888
Core facility	3,850	-	3,850
Drilling	98,538	-	98,538
Field vehicles	6,906	-	6,906
Lodging	5,987	-	5,987
Surveying and linecutting	30,814	-	30,814
Travel	3,654	-	3,654
Other	5,198	-	5,198
Balance, end of year	577,032	-	577,032
	$ 602,032	$ 4,952	$ 606,984

Michaud gold claims, Ontario, Canada - Pursuant to an Agreement dated September 1, 2001 and amended January 17, 2003 with Moneta Porcupine Mines Inc. (“Moneta”), the Company acquired an option to earn interests in 56 mineral claims in the Michaud Township, Ontario, Canada (the “Property”).  The Property is divided into two areas.

The Company can earn a 60% interest in the first area by:

(a)

expending a minimum of $500,000 on exploration of the Property by December 31, 2003 (completed);

(b)

expending a minimum of $1,000,000 on exploration of the Property by May 15, 2005; and,

(c)

completing a bankable feasibility study on the Property by May 15, 2007. The Company can extend the due date for the feasibility study by up to three years by paying cash (or an equivalent number of shares) to Moneta as follows: $50,000 on or before May 15, 2007; $150,000 on or before May 15, 2008; $250,000 on or before May 15, 2009.

ACREX Ventures Ltd.

(An Exploration Stage Company

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

3.    MINERAL PROPERTIES (continued)

The Company can earn up to a 70% interest in the second area by:

(a)

expending a minimum of $1,000,000 on exploration of the Property by May 15, 2004 or such length of time as may be required for the Company to complete the $1,000,000 in expenditures, to earn a 50% interest; and,

(b)

giving notice to Moneta by December 31, 2004 and expending a minimum of $2,750,000 on exploration of the Property by May 15, 2007 to earn an additional 20% interest.

Raglan Ungava claims, Quebec, Canada - On May 12, 2003 the Company acquired a 100% interest in 150 mineral claims in the Ungava region of Northern Quebec.

On September 26, 2003 the Company received TSX Venture Exchange approval to grant Resolve Ventures Inc. (“Resolve”) an option to acquire up to a 70% interest in the claims. The Company issued 100,000 shares with a fair value of $25,000 as a finder's fee in respect of the transaction. Resolve may earn the interest by making certain cash payments, issuing shares to the Company and expending amounts on the property as follows:

	Cash	Share	Property
Due Date	Payment	Issuance	Expenditure
September 26, 2003 (received)	$ 15,000	75,000	$ -
September 26, 2004	5,000	75,000	-
January 1, 2005	-	-	100,000
September 26, 2005	5,000	100,000	-
January 1, 2006	-	-	250,000
January 1, 2007	-	-	500,000
	$ 25,000	250,000	$ 850,000

The 75,000 shares of Resolve received by the Company in the year ended December 31, 2003 were recorded at a market value $23,250.

ACREX Ventures Ltd.

(An Exploration Stage Company

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

4.    SHARE CAPITAL

The Company has authorized share capital of 25,000,000 common voting shares without par value.  The following share transactions occurred during the years ended December 3,1 2003 and 2002:

(i)

On February 21, 2003, the Company issued 1,520,000 units for proceeds of $334,400 pursuant to a brokered private placement.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant entitles the holder to acquire an additional common share at a price of $0.27 until October 29, 2004. The agent was paid a commission of $30,096 and an administration fee of $5,000, and was issued 15,000 shares and 304,000 Agent's Warrants. The Agent's Warrants have the same terms as the warrants issued to the placees.

(ii)

On October 9, 2003, the Company issued 3,474,000 units for proceeds of $766,980 pursuant to a brokered private placement. The 3,474,000 units included 3,384,000 non flow-through units at $0.22 per unit and 90,000 flow-through units at $0.25 per unit. Each unit consisted of one share and one-half share purchase warrant. One full warrant entitles the holder to acquire an additional non flow-though common share at a price of $0.28 until April 30, 2005. The agent was paid a commission of $69,028 and an administration fee of $5,000, and was issued 20,000 shares and 694,800 Agent's Warrants. The Agent's Warrants have the same terms as the warrants issued to the placees.

(iii)

On May 16, 2002, the Company issued 3,974,667 units for proceeds of $1,249,975 pursuant to a public prospectus offering dated February 20, 2002.  The 3,974,667 units included 2,823,167 non-flow-through units at $0.30 per unit and 1,151,500 flow-through units at $0.35 per unit. Each flow-through and non-flow-through unit was comprised of one common share and one share purchase warrant. The warrants attached to the non-flow-through units entitle the holder to purchase one share at $0.35 per share until May 16, 2003 and $0.40 per share until May 19, 2004.  The warrants attached to the flow-through units entitle the holder to purchase one share at $0.35 per share until May 16, 2003.  Additionally, 794,933 non-transferable Agent warrants were issued which entitle the holder to purchase one share at $0.30 per share until May 16, 2003.

(iv)

On August 8, 2002, the Company issued 633,333 units for proceeds of $190,000 pursuant to non-brokered private placements.  Each unit was comprised of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder to purchase one share at $0.35 per share until August 8, 2003 and $0.40 per share until August 8, 2004.

(v)

On June 13, 2002, the Company issued 5,000 shares for proceeds $1,500 pursuant to the exercise of warrants.

Escrow shares - A total of 577,537 shares (2002: 962,561) are held in escrow and are being released semi-annually on a pro-rata basis, with the final release scheduled for May 21, 2005.

ACREX Ventures Ltd.

(An Exploration Stage Company

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

4.    SHARE CAPITAL (continued)

Warrants - The Company has stock purchase warrants outstanding as follows:

	Outstanding			Outstanding
Exercise	December 31,			December 31,
Price	2002	Issued	(Expired)	2003	Expiry date
$0.35	285,700	-	(285,700)	-	September 13, 2003
$0.40	4,764,600	-	-	4,764,600	May 17, 2004
$0.40	633,333	-	-	633,333	May 30, 2004
$0.27	-	1,064,000	-	1,064,000	October 29, 2004
$0.28	-	2,431,800	-	2,431,800	April 30, 2005
	5,683,633	3,495,800	(285,700)	8,893,733

In May 2003 the Company extended the expiry date of 1,941,433 warrants from May 16, 2003 to May 17, 2004 and increased the exercise price from $0.30 - $0.35 to $0.40.

5.    CONTRIBUTED SURPLUS

	2003	2002
Balance - beginning of year	$ -	$ -
Add: stock based compensation	112,000	-
	$ 112,000	$ -

6.    STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and consultants. The following table summarizes the stock options outstanding at December 31, 2003:

Price	Number	Expiry date
$0.30	740,000	June 3, 2007
$0.28	565,000	November 4, 2008
	1,305,000

Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange.  Options vest immediately when granted and expire five years from the date of the grant.

The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the Company.

ACREX Ventures Ltd.

(An Exploration Stage Company

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

6.    STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (continued)

A summary of the change in the Company's stock option plan for the years ended December 31, 2003 and 2002 is presented below:

	2003		2002
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price
Outstanding, beginning of year	740,000	$0.30	-	$ -
Granted	565,000	0.28	740,000	0.30
Outstanding, end of year	1,305,000	$0.29	740,000	$0.30

As described in Note 2, the Company has early-adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to stock-based compensation. The Company uses the Black-Scholes option valuation model to value stock options. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.

The fair value of stock options granted during the year ended December 31, 2003 has been estimated using the Black-Scholes model to be $112,000, and has been recorded as an expense and included in contributed surplus. For purposes of the calculation, the following assumptions were used under the Black-Scholes option pricing model:

Risk free interest rate

3%

Expected dividend yield

0%

Expected stock price volatility

118%

Expected life of options

3 years

The grant-date fair value of options granted during the year ended December 31, 2003 was $0.28.

For the year ended December 31, 2002, Section 3870 of the CICA Handbook requires pro forma disclosures of net loss and net loss per share, as if the fair value based method of accounting for stock options had been applied. For purposes of the calculation and the pro forma disclosure, the following assumptions were used under the Black-Scholes option pricing model:

Risk free interest rate

3.74%

Expected dividend yield

0%

Expected stock price volatility

40%

Expected life of options

3 years

The grant-date fair value of options granted during the year ended December 31, 2002 was $0.30.

ACREX Ventures Ltd.

(An Exploration Stage Company

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

6.    STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (continued)

The Company's net loss and loss per share on a pro forma basis would have been restated as follows:

Net loss for the year ended December 31, 2002, as reported	$ (236,855)
Compensation expense related to the fair value of stock options	(69,560)
Pro forma net loss for the year ended December 31, 2002	$ (306,415)
Basic loss per share, as reported	$ (0.04)
Pro forma basic loss per share	$ (0.05)

7.    COMMITMENTS

a)

The Company is committed to minimum expenditures in respect of its Michaud gold property, if it wishes to earn certain interests in the property, as described in Note 3.

b)

The Company raised $22,500 during the year ended December 31, 2003, and $403,025 during the year ended December 31, 2002 through flow-through financings to fund its exploration activities.  The funds raised for the flow-through must be spent on qualified mineral exploration and are restricted to Canadian Exploration Expenditures (“CEE”) as defined in the Canadian Income Tax Act.  The Company then renounces the expenses which flow-through to the subscribers and allows them to claim the expenditures for income tax purposes.

On December 31, 2003 the Company renounced $22,500 and on December 31, 2002, the Company renounced $403,025 in CEE to eligible shareholders.  Pursuant to the flow-through share agreements and the Canadian Income Tax Act, the Company is committed to spending flow-through share proceeds by December 31, of the year following the year renounced.  The Company is required to pay interest, at rates set by the taxation authority, on the monthly-unexpended balance of the funds. An additional penalty of 10% may be required if the renounced amounts are not spent by that time.

As at December 31, 2003, the Company has spent the $403,025 on exploration activities relating to the 2002 financing and $22,500 on exploration activities relating to the 2003 financing.

8.    RELATED PARTY TRANSACTIONS

The Company incurred costs for legal fees and disbursements of $62,252 (2002: $50,221; 2001: $49,450) charged by a law firm of which a director of the Company is a principal. Accounts payable includes $630 (2002: $5,976; 2001: $72,375) due to the law firm.

The Company incurred management fees of $86,000 (2002: $42,000; 2001:  $Nil) and equipment rental charges of $10,068 (2002: $6,628; 2001:  $Nil) charged by a company owned by a director of the Company.

ACREX Ventures Ltd.

(An Exploration Stage Company

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

8.    RELATED PARTY TRANSACTIONS (continued)

The Company incurred consulting fees of $8,200 relating to the exploration of the Michaud Property (2002: $38,094; 2001:  $Nil) charged by a company owned by a director.

Accounts payable includes $Nil (2002: $5,062) due to a company owned by a director of the Company.

9.    CORPORATION INCOME TAXES

At December 31, 2003, the Company has accumulated resource deduction expenses totalling $181,459 and non-capital losses totalling $813,409 available to reduce taxable income of future years.  The non-capital losses expire as follows:

2007	$ 55,156
2008	91,793
2009	270,556
2010	395,904

$ 813,409

The significant components of the Company’s future income tax assets are as follows:

	2003	2002	2001
Non-capital losses	$ 322,302	$ 165,415	$ 65,539
Resource deduction expenses	71,894	9,905	-

	394,196	175,320	65,539
Less: valuation allowance	(394,196)	(175,320)	(65,539)
	$ -	$ -	$ -

The potential income tax benefit of these losses and expenses have not been recorded in the financial statements due to the uncertainty of realization.

10.    NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

ACREX Ventures Ltd.

(An Exploration Stage Company

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

10.    NON-CASH TRANSACTIONS (continued)

During the year ended December 31, 2003, the following transactions were excluded from the statement of cash flows:

a)

The Company optioned a partial interest in the Raglan Ungava mineral claims and received the first of three scheduled payments, consisting of $15,000 in cash and $23,250 in shares of the purchaser. The Company issued 100,000 shares with a fair value of $25,000 as a finder's fee in respect of the transaction (Note 3).

b)

The Company issued 35,000 common shares as agent's fees.

During the year ended December 31, 2002, the following transaction was excluded from the statement of cash flows:

The Company issued 83,400 shares at a value of $25,000 as a finders fee on acquisition of the Michaud Property (Note 3).

11.    SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the provinces of Ontario and Quebec.

12.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) conform to those generally accepted in the United States (“U.S. GAAP”), in all material respects, except as noted below:

Reconciliation of losses reported to U.S. GAAP:	2003	2002	2001
Net loss as reported in accordance with Canadian GAAP	$ (453,279)	$ (236,855)	$ (91,797)
Adjustments:
Mineral property costs expensed	(219,341)	(362,643)	(25,000)
Future income tax benefit related to flow-though shares	8,469	51,806	-
Stock-based compensation	-	(69,560)	-
Net loss under U.S. GAAP	$ (664,151)	$ (617,252)	$ (116,797)
Net loss per share under U.S. GAAP	$ (0.07)	$ (0.10)	$ (0.04)

Stock-based compensation - The Company records compensation expense for U.S. GAAP purposes following the fair value method of accounting for stock options issued to employees. The Company uses the Black-Scholes option pricing model to value its stock options as described in Note 6.

ACREX Ventures Ltd.

(An Exploration Stage Company

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

12.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“FAS 148”), “Accounting for Stock-Based Compensation - Transition and Disclosure”. FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FAS 148 is effective for fiscal years ending after December 15, 2002. As the Company adopted the fair value based method of accounting for stock options for its fiscal year ending December 31, 2002, implementation of FAS 148 had no impact on the Company's financial position or results of operations.

Flow-through shares - Under U.S. GAAP, proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs.  As at December 31, 2002, for U.S. GAAP purposes, $40,382 would have been restricted.

During the year ended December 31, 2002, the Company issued 1,151,500 flow-through shares. Under U.S. GAAP, proceeds from the financing are allocated amongst the fair value of the stock issued and the price the investor pays.  The difference between the fair value and the price paid is recognized as a liability for accounting purposes.  The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors. The Company renounced $403,025 during the year December 31, 2002 and a corresponding tax benefit of $51,806 was recorded.

As of December 31, 2002, $5,769 remained in the liability account relating to the flow-through expenses. As of December 31, 2003, all amounts renounced had been expended, the liability account relating to the flow-through expenses was $Nil, and a tax benefit of $8,469 was recorded for the year then ended.

Net loss per share and escrow shares - Under U.S. GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding.   The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of loss per share.

On November 2, 2001, the Company entered into an escrow agreement for 1,283,415 shares. The shares are being released from escrow on a pro-rata basis at 15% semi-annually, with the final release scheduled for May 21, 2005. As of December 31, 2003 there were 577,537 shares still held in escrow (Note 4).

Mineral properties - Under Canadian GAAP, acquisition and exploration costs are capitalized.  Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established.

ACREX Ventures Ltd.

(An Exploration Stage Company

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

12.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Under U.S. GAAP, mineral properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

	2003	2002
Total assets under Canadian GAAP	$ 1,717,723	$ 972,513
Adjustments to U.S. GAAP	(606,984)	(387,643)
Total assets under U.S. GAAP	$ 1,110,739	$ 584,870
Total liabilities under Canadian GAAP	$ 98,983	$ 15,454
Adjustments to U.S. GAAP	-	46,151
Total liabilities under U.S. GAAP	$ 98,983	$ 61,605
Total stockholders' equity under Canadian GAAP	$ 1,618,740	$ 957,059
Adjustments to U.S. GAAP	(606,984)	(433,794)
Total equity under U.S. GAAP	$ 1,011,756	$ 523,265
Total equity and liabilities under U.S. GAAP	$ 1,110,739	$ 584,870

ACREX Ventures Ltd.

(An Exploration Stage Company

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

12.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of statements of cash flows to U.S. GAAP:

	2003	2002	2001
Cash provided by (used in) operations under Canadian GAAP:
Net loss as reported in accordance with Canadian GAAP	$ (453,279)	$ (236,855)	$ (91,797)
Adjustments:
Mineral property costs expensed	(219,341)	(362,643)	(25,000)
Future income tax benefit related to flow-though shares	8,469	51,806	-
Stock-based compensation	-	(69,560)	-
Net loss under U.S. GAAP	(664,151)	(617,252)	(116,797)
Add (deduct) items not involving cash:
Stock-based compensation	112,000	69,560
Future income tax benefit related to flow-though shares	(8,469)	(51,806)	-
Changes in non-cash working capital balances	61,067	(130,218)	104,207
Cash used in operations under U.S. GAAP	$ (499,553)	$ (729,716)	$ (12,590)
Cash used in financing activities under Canadian GAAP:
Shares issued	$ 977,960	$ 1,282,893	$ -
Deferred share issue costs	-	-	(22,375)
Cash provided by (used in) financing activities under U.S. GAAP	$ 977,960	$ 1,282,893	$ (22,375)
Cash provided by (used in) investing activities under Canadian GAAP:
Proceeds from sale of partial interest in mineral property	$ 15,000	$ -	$ -
Increase in mineral properties	(232,591)	(362,643)	-
Adjustments to U.S. GAAP	217,591	362,643	-
Cash used in investing activities under U.S. GAAP	$ -	$ -	$ -

ACREX Ventures Ltd.

(An Exploration Stage Company

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2003, 2002 and 2001

Expressed in Canadian dollars

12.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

	2003	2002	2001
Numerator
Net loss	$ (664,151)	$ (617,252)	$ (116,797)
Denominator
Weighted average number of common shares outstanding	9,866,402	6,118,716	3,165,414
Basic and diluted net loss per share	$ (0.07)	$ (0.10)	$ (0.04)

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of December 31, 2003, the Company had 1,305,000 (2002: 740,000, 2001: Nil) stock options outstanding and 8,893,733 (2002: 5,683,633, 2001: Nil) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.